SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549



                              SCHEDULE 13D
                             (Rule 13d-101)

               UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Bishop Capital Corporation
______________________________________________________________
                            (Name of Issuer)


                 Common Stock, par value $.01 per share
________________________________________________________________
                     (Title of Class of Securities)


                                0914T 10 7
_________________________________________________________________
                             (CUSIP Number)


                              Karlton Terry
                       American Rivers Oil Company
                           700 East 9th Avenue
                             Denver CO 80203
                              (303) 832-1117
_________________________________________________________________
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                               June 20, 1997
_________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


1 NAME OF REPORTING PERSON

  Francarep, Inc.

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) /  /  (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Wyoming

NUMBER OF           7 SOLE VOTING POWER
SHARES                68,750
BENEFICIALLY        8 SHARED VOTING POWER*
OWNED                 -0-
BY                  9 SOLE DISPOSITIVE POWER
EACH                  68,750
REPORTING          10 SHARED DISPOSITIVE POWER
PERSON                -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   68,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES    /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.8%

14 TYPE OF REPORTING PERSON
   CO

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 (the "Securities"), of Bishop Capital Corporation (the "Issuer"), whose principal executive offices are located at 716 College View Drive, Riverton, Wyoming 82501.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is being made by Francarep, Inc., a Wyoming corporation (the "Reporting Person"). Information is also provided with respect to entities and individuals (collectively, the "Related Parties") listed below:

     (i) Francarep, S.A., a French societe anonyme which owns 100% of the outstanding capital stock of Francarep, Inc. and, Paris-Orleans S.A., a French societe anonyme which owns 62% of the outstanding shares of Francarep S.A.

     (ii) The executive officers and directors of Francarep, Inc., consisting of:

      David de Rothschild          Chairman of the Board
      Georges Babinet              President and Director
      Pierre-Alain Letinier        Vice-President and Director
      A. Stanley Gluck             Secretary and Director

     (iii) the executive officers and directors of Francarep, S.A., consisting of:

      CONSEIL DE SURVEILLANCE      DIRECTOIRE

      President                    President
      M. Eric de Rothschild        M. David de Rothschild

      Vice-President               Vice President
      M. Claude Chouraqui          M. Jean-Charles Naouri

      Membres du Counseil:         Membres de Direciaire
      ___________________          _______________________
      M. Roger Cukierman           M. Georges Babinet
      M. Bernard Darty             M. Marc-Olivier Laurent
      M. Bernard Fraigneau
      M. Jacques Getten
      M. Theodore Klein
      M. Guy de Mailly Nesle
      M. Jacques Nahmias
      M. Gerard Worms
      AIG Europ
      Cie Financiere Edmond de
      Rothschild Banque

      (iv)  the executive officers and directors of Paris-Orleans
S.A., consisting of:

      Eric de Rothschild      Chairman of the
                               Board and President


              Directors:
              ____________________
              M. Bernard Fraigneau
              M. Jacques Getten
              M. Christian de Labriffe
              M. Alexandre de la Rochefoucauld
              M. David de Rothschild
              M. Edouard de Rothschild
              M. Robert de Rothschild
              M. Gerard Worms
              Les Assurances Generales de France-Vie
                 representee par M. Roger Papaz
              Caisse d'Espargue de Langue Roussillion
                 representee par M. Lelis Blasquez

     (b)  The addresses of the Reporting Person is:

     Francarep, Inc.
     50 Ave des Champs-Elysees
     75008 Paris, France

     (c) The present principal occupation or employment of each of the Related Parties that is an individual is specified on Schedule A.

     (d) None of the Reporting Person or any of the Related Parties has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Person or any of the Related Parties has, during the past five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) The jurisdiction of organization or citizenship of each of the Related Parties is specified in Schedule A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Securities of the Issuer specified as beneficially owned by the Reporting Person in Item 5 were received by the Reporting Person as a partial liquidating dividend, on a one-for-four basis, on the 275,000 shares of common stock, par value $.01 per share, of American Rivers Oil Company, a Wyoming corporation, ("American Rivers") held by the Reporting Person. Prior to such distribution, the Issuer was a wholly-owned subsidiary of American Rivers. Such distribution was declared in 1996, payable to the holders of common stock of American Rivers as of November 18, 1996. The distribution of the Securities was made on June 20, 1997.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person did not seek to acquire the Securities specified in Item 5, but acquired such Securities passively as the result of the distribution described in Item 3. None of the Reporting Person or any of the Related Parties has any plans or proposals that relate to or would result in any of the actions described in subitems
(a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) In the aggregate, the Reporting Person owns 68,750 shares, or 7.8%, of the outstanding Securities, all of which are directly owned by the Reporting Person. None of the Reporting Person or any of the Related Parties has any right to acquire any other Securities.

     (b) The Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose or direct the disposition of the Securities specified in Item 5(a).

     (c) The Reporting Person effected no transactions in the Securities in the past 60 days, other than the acquisition of the Securities specified in Item 5(a) in payment of the in-kind dividend distributed to the holders of the common stock of American Rivers as described in Item 3. The Reporting Person paid no consideration in respect of its receipt of such Securities.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 21, 1997

FRANCAREP, Inc.



By:  /s/ Karlton Terry
    ________________________

Name: Karlton Terry
Title: Attorney-in-Fact

                              SCHEDULE A


                              Jurisdiction of       Principal
                              Organization or       Business or
Name and Business Address     Citizenship           Occupation
_________________________     _______________       _____________

Francarep, Inc.               Wyoming               Oil and Gas
c/o The Corporation Trust                           Company
1720 Carey Avenue
Cheyenne, Wyoming
(registered agent,
Principal business
address is the same
as Francarep, S.A.)

Francarep, S.A.               France                Holding Company
50, avenue des Champs-
Elysees
75008 Paris
France (principal office)

Paris-Orleans S.A.            France                Holding Company
17, avenue Matignon
75008 Paris,
France

David de Rothschild           France                Banker
Rothschild & Cle Banque
17, avenue Matignon
75008 Paris
France

Georges Babinet               France                Member of the
Francarep, S.A.                                     Directors of
50, avenue des Champs-                              Francerep S.A.
Elysees
75008 Paris
France

Pierre Alain Letinier         France                Executive of
Francerep, S.A.                                     Francerep, S.A.
50, avenue des Champs-
Elysees
75008 Paris
France

Bernard Darty                 France                President of
17, avenue George V                                 Societe Darty
75008 Paris
France

Rothschild & Cle Banque       France                Bank
17, avenue Matignon
75008 Paris
France (principal office)

Caidle & Efargnt des          France                Bank
Langnedoc
252 Re Michel Turle

Les Assurances Gonzales de    France                Insurance Company
France
57 rue de Richelieu
78011 Paris
France (principal office)

Alexandria de la              France                Duke D' Estisac
Rochefoucauld
7, rue de Matignon
75000 Paris
France

Edouard de Tochschild         France                Banker
Rothschild & Cle Banque
17 avenue Matignon
75008 Paris
France

Robert de Rothschild          France                Private Investor
29th Floor
One Rockefeller Plaza
New York, New York  10020

A. Stanley Gluck              U.S.A.                President of New
New Court Services, Inc.                            Court Services,
One Rockefeller Plaza                               Inc.
New York, New York  10020


                              Jurisdiction of       Principal
                              Organization or       Business or
Name and Business Address     Citizenship           Occupation
_________________________     _______________       _____________

Jacques Gettan                France                Banker
21 Brd Beausejour
75016 Paris
France

Eric de Rothschild            France                Banker
Rothschild & Cle Banque
17, avenue Matignon
75008 Paris,
France

Marc Olivier LAURENT          France                Banker
17 avenue Matignon
75008 Paris
France

Bernard Fraigneau             France                Managing Partner
41 avenue du Bosquet                                of L'Lione SCA
75007 Paris
France

Gerard Worms                  France                Banker
17 avenue Matignon
75008 Paris
France

AIG Eurele                    France                Insurance Company
Tour AIG
92079 Paris
LA DEFENSE
France

Jacques Nahmies               France                President of
35 avenue Bainte Foy                                Petrorep S.A.
92200 Neully aur Seine
France

Jean-Charles Naouri           France                President of
33 rue Felicien David                               Eurle
75016 Paris
France

Roger Culkleman               France                Executive Officer
47, rue du Faubourg                                 of Compaignie
Saint-Honore                                        Frainciere Edmond
75008 Paris                                         de Rothschild
France


Theodore Klein                France                Lawyer
44, avenue des Champs-
Elysees
75008 Paris
France

La Compagnie Financiere       France                Bank
Edmond de Rothschild Banque
47, rue du Faubourg
Sainte-Honore
75008 Paris
France (principal office)

Claude Chouraqui              France                Banker
46, rue Pierre Chanon
75884 Paris Cedex 06
France

PO Capitalization             France                Holding Company
50 ave des Champs-Elysees
75008 Paris
France